July 25, 2024

Yawei Cao
Chief Executive Officer
Cayson Acquisition Corp
420 Lexington Ave., Suite 2446
New York, NY 10170

       Re: Cayson Acquisition Corp
           Registration Statement on Form S-1
           Filed June 28, 2024
           File No. 333-280564
Dear Yawei Cao:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover page

1. We note your disclosure that governing law and regulation in the PRC are still rapidly evolving and changes may result in a material change to your operations and the value of your ordinary shares if you complete a business combination with a target in China.
       Please revise to provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers being based in or having significant ties to China. Such risks should include uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Your disclosure should make clear whether these risks could result in a material change in your search for a target company, as well as the value of the securities you are registering for sale.
 July 25, 2024
Page 2
Summary
Potential Permission Required from the PRC Authorities for this Offering and a Business
Combination, page 10

2. Disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities
       Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
       other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii)
       inadvertently conclude that such permissions or approvals are not required, or (iii)
       applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Enforcement of Civil Liabilities, page 11

3. Please include disclosures regarding the enforcement of civil liabilities in the Cayman
       Islands, as your jurisdiction of incorporation, as required by Item 101(g) of Regulation S-
       K. Regarding your discussion of enforcement of civil liabilities in China, if this discussion is based on an opinion of counsel, please identify counsel and file its consent to the use of its name an opinion as an exhibit to the registration statement.
The Offering, page 12

4. You disclose here and elsewhere that public shareholders may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction. You also disclose on page F-8 that each public shareholder may also elect to redeem their public shares without voting. Please revise your disclosure here and elsewhere throughout your registration statement to clarify whether shareholders are able to redeem their shares if they abstain from voting or otherwise do not vote.
Limited payments to insiders, page 24

5. We note disclosure elsewhere in the prospectus that you will pay Cayson Holding L.P.
       $10,000 under an Administrative Services Agreement. Please clarify whether these are also limited payments that may be made prior to completion of the business combination.
Risk Factors Summary, page 26

6. In your summary of risk factors, you have disclosed the risks to investors related to acquiring and operating a business in China. Please revise your disclosure to also include the risks that one of your sponsors and the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at
 July 25, 2024
Page 3

       any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
Risks Related to Acquiring and Operating a Business Outside of the United States, page 50

7. Please revise your risk factors to address the current risks associated with one of your sponsors and your executive officers and directors being located in or having ties to the
       PRC. Given the Chinese government   s significant oversight and
discretion over the
       conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the
       Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
       We remind you that, pursuant to federal securities rules, the term
control    (including the
       terms    controlling,       controlled by,    and    under common
control with   ) means    the
       possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
8. Please address any impact PRC law or regulations may have on the cash flows associated with the business combination transaction specifically, including shareholder redemption rights.
General Risk Factors, page 69

9. We note your disclosure on page 71 that by restricting your investment of proceeds in cash or securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that
       Act, you intend to avoid being deemed an "investment company," and that you may be deemed to be subject to the Investment Company Act if you do not invest the proceeds as described. Please clarify that notwithstanding an investment of proceeds in government securities, you could nevertheless be considered to be operating as an unregistered investment company. Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company. Also revise disclosure on page 72 to refer to the rights, rather than warrants.
Underwriting, page 142

10. We note that the EBC founder shares have been deemed compensation by FINRA. Please revise your underwriter's compensation table to include the EBC founder shares. Please refer to Item 508(e) of Regulation S-K for guidance.
 July 25, 2024
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jeffrey M. Gallant, Esq.